Exhibit 99.2

Webus International Secures up to $100 Million Equity Line with Ripple Strategy Holdings on

Funding to accelerate XRP Treasury Strategy Growth

HANGZHOU, China, July 1, 2025— Webus International Limited (“Webus” or the “Company”) (NASDAQ: WETO), a leading provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services worldwide, today announced that it has signed a conditional Securities Purchase Agreement with Ripple Strategy Holdings for a senior equity line of credit of up to US$100 million.

Subject to the effectiveness of a registration statement with SEC, and the receipt of consent from the Company’s existing underwriter, the $100 million commitment will be available at the Company’s discretion over a 24-month period, with drawdowns ranging from $250,000 to $3 million per tranche, depending on market conditions and capital needs. The structure is designed to be shareholder-friendly, featuring competitive, market-based pricing with downside protection.

The proceeds are expected to support the growth of Webus’s XRP treasury strategy, including crypto-enabled payments, blockchain-based loyalty programs, and other initiatives tied to its global expansion.

“This $100 million facility reflects strong confidence in our long-term XRP strategy,” said Nan Zheng, Chief Executive Officer of Webus. “It provides us flexibility to raise capital strategically, only when needed, while minimizing shareholder dilution. We believe this will help us accelerate the growth across North America and Asia-Pacific, and strengthen our leadership in crypto-powered premium mobility.”

The closing of the Securities Purchase Agreement remains subject to customary conditions, including the effectiveness of a resale registration statement filed with the SEC and the receipt of written consent from Company’s lead underwriter.

About Webus International Limited

Webus International Limited is a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide. Through our innovative "Mobility-as-a-Service" (MaaS) model, we deliver exceptional personalized transportation experiences with our extensive fleet of luxury vehicles and professional chauffeurs.

Our flagship brand “Wetour” specializes in high-end customized travel services, offering airport transfers, intercity transportation, private guided tours, and luxury-chartered services for both leisure and business travelers.

Webus is also exploring innovative treasury strategies through a strategic digital asset management framework, having signed a Delegated Digital-Asset Management Agreement, establishing potential future XRP treasury operations with an authorized mandate cap of up to US$300 million. This framework positions Webus to integrate blockchain technology for cross-border payment solutions and global expansion initiatives.

Leveraging proprietary technology, our platform integrates real-time AI support with 24/7 multilingual itinerary management, ensuring seamless mobility solutions across all international destinations we serve. For more information, please visit our website at https://ir.wetourglobal.com or www.wetourglobal.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the expected trading of its common stock on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Annabelle Li

Investor Relations – Webus International Limited

Email: ir.annabelle@webus.vip